FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 15, 2004 (“Proximus Launches BlackBerry Enterprise Solution for Corporate Customers with Tri-Band BlackBerry 7230™ Handheld")	Page No 3

Document 1

October 15, 2004

FOR IMMEDIATE RELEASE

Proximus Launches BlackBerry Enterprise Solution for Corporate Customers with Tri-Band BlackBerry 7230™ Handheld

Belgium and Waterloo, ON – Proximus, Belgium’s leading mobile operator and part of the Vodafone group, today announced the launch of ‘BlackBerry® from Vodafone’ with the tri-band BlackBerry 7230™ Wireless Handheld, aimed at the corporate business market in Belgium. The BlackBerry 7230 includes a customized user-interface using Vodafone live! iconography which customers will find easy-to-use. BlackBerry from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is a leading, end-to-end, wireless communications platform for mobile professionals.

Collaborate and communicate more effectively and enhance your competitive advantage by being able to respond quicker and make decisions faster. BlackBerry is the tool you need to stay connected and take care of business while you’re on the go.

BlackBerry comprises advanced wireless handhelds, software and services. The BlackBerry handhelds deliver phone, email, SMS, browser and organizer functions in a single mobile device.

BlackBerry from Vodafone is initially being aimed at the corporate business market with the BlackBerry Enterprise Solution™. Existing and new Proximus customers can now choose to use BlackBerry alongside their standard mobile phone or alternatively use the BlackBerry handheld as their sole device for both voice and data. The BlackBerry “push” architecture means email is delivered automatically to the handheld device and customers receive emails and appointments automatically without having to dial in. Customers can also read and forward email attachments from their BlackBerry device (including Microsoft Word, Excel, PowerPoint, Adobe pdf and Acrobat).

BlackBerry is an end-to-end solution that supports a high level of information security. BlackBerry Enterprise Server™, installed behind the firewall alongside the corporate server, supports advanced encryption as well as wireless integration and synchronization between the user’s handheld and their corporate mailbox.

Grégoire Van Cutsem, Senior Manager Business Marketing, Proximus, said, “The launch of BlackBerry from Vodafone is exciting news for Proximus. Over recent years we have significantly increased our voice and data offering to business customers. The addition of BlackBerry to our portfolio of products is a major step towards more convenience for our customers while on the move.”

Mark Guibert, Vice President, Corporate Marketing at Research In Motion added, “We are pleased that RIM’s BlackBerry solution is now available to Belgian customers through Proximus. BlackBerry is already very popular in many European countries and beyond and we believe that Proximus’ Belgian customers will also recognize and value the powerful personal and organizational benefits of BlackBerry.”

— more —

Proximus plans to extend its BlackBerry offering to the SME market over the coming months, reinforcing its Mobile Business Solutions strategy — tailored to help companies increase their productivity, efficiently control their costs and generate revenues.

About Proximus

On 30 June 2004, Proximus had 4,233,286 active customers (1,737,946 subscribers and 2,495,340 Pay&Go customers). Proximus, Belgium’s leading operator, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the First Market of Euronext under “BELG”.

For more information:

http://corporate.proximus.be/nl/BlackBerry/index.htmlhttp://corporate.proximus.be/fr/BlackBerry/index.htmlhttp://corporate.proximus.be/en/BlackBerry/index.html

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

_________________

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 15, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller